Exhibit 99.42

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON JUNE 15, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

MAY 11, 2020

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) will be held on Monday, June 15, 2020 at 2:00 p.m. (Toronto time). This year, to deal with the public health impact of COVID-19, the Corporation is conducting an online only shareholders’ meeting.

Registered Shareholders (as defined in the accompanying information circular (the “Information Circular”) under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/266364910 where they can participate, vote, or submit questions during the meeting’s live webcast.

The Meeting is being held for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at February 1, 2020 and for the period from February 3, 2019 to February 1, 2020 together with the auditors’ report thereon;

(b)	to fix the number of directors of the Corporation to be elected at the Meeting at seven (7);

(c)	to elect the directors of the Corporation for the ensuing year;

(d)	to reappoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

(e)	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of 8,200 8.0% $1,000 principal amount secured convertible debentures of the Corporation upon the conversion of 8,200 subscription receipts of the Corporation;

(f)	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of up to 5,650,000 common shares in satisfaction of certain interest payable on up to 28,000 8.0% $1,000 principal amount secured convertible debentures of the Corporation; and

(g)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

-ii-

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is May 11, 2020 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares. Non-registered beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

DATED at Toronto, Ontario this 11th day of May, 2020.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Information Circular”) is as of May 11, 2020.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Fire & Flower Holdings Corp. (the “Corporation”) for use at the annual general and special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held virtually at https://web.lumiagm.com/266364910 on Monday, June 15, 2020, at 2:00 p.m. (Toronto time) or any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of meeting (the “Notice”).

This year, to deal with the public health impact of COVID-19, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audiocast.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Information Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non-registered Shareholders”). The Intermediaries are required to forward the Documents to Non-registered Shareholders.

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Voting at the Meeting

A Registered Shareholder (as defined below), or a Non-registered Shareholder who has appointed themselves or a third party proxyholder to represent him, her or it at the Meeting, will appear on a list of Shareholders prepared by Computershare Investor Services Inc. (“Computershare” or “Computershare Investor Services Inc.”). Each Registered Shareholder or proxyholder will be required to enter the control number or username provided by Computershare at https://web.lumiagm.com/266364910 prior to the start of the Meeting to have his, her or its Common Shares voted at the Meeting. In order to vote, Non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/FireFlower after submitting their voting instruction form in order to receive a username (please see the information under “Appointment of Proxyholders” below for details).

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/266364910.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

●	Registered Shareholders – The 15-digit control number located on the Proxy or in the email notification received by such Shareholder is the username and the password is “fireflower2020”.

●	Duly appointed proxyholders – Computershare will provide the proxyholder with a username after the voting deadline has passed. The password to the Meeting is “fireflower2020”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted his, her or its Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, a Shareholder MUST visit http://www.computershare.com/FireFlower by no later than 2:00 p.m. (Toronto time) on June 11, 2020 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide Computershare with the contact information of his, her or its proxyholder, so that Computershare may provide the proxyholder with a username via email.

It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

Non-registered Shareholders

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to Computershare; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Participating in the Meeting

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting is provided below. The Meeting will begin at 2:00 p.m. (Toronto time) on Monday, June 15, 2020.

●	Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare (see details under “Appointment of Proxyholders”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/266364910 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “fireflower2020”. Non-Registered Shareholders who have not appointed themselves to vote at the Meeting may login as a guest by clicking on “I am a guest” and completing the online form. Guests will not be able to vote at the Meeting.

●	United States Non-registered Shareholders: To attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these Meeting materials, or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or via email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 2:00 p.m. (Toronto time) on June 11, 2020. You will receive a confirmation of your registration by email after your registration materials have been received. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/266364910 during the Meeting. Please note that you are requested to register your appointment at http://www.computershare.com/FireFlower.

●	Non-registered Shareholders who do not have a 15-digit control number or username will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non- registered Shareholders will not be able to vote or submit questions.

●	If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

●	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Appointment of Proxyholders

The persons named in the enclosed Proxy (the “Management Designees”) are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY INSTRUMENT either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit http://www.computershare.com/FireFlower no later than 2:00 p.m. (Toronto time) on June 11, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

A Proxy can be submitted to Computershare either in person, or by mail or courier, to 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or via the internet at www.investorvote.com. The Proxy must be deposited with Computershare by no later than 2:00 p.m. (Toronto time) on June 11, 2020 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment(s) or postponement(s) to the Meeting. If a Shareholder who has submitted a Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted Proxy will be disregarded.

Without a username, proxyholders will not be able to vote at the Meeting.

Revocation of Proxy

A Registered Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the proxy is to be used:

(a)	by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Corporation c/o Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	by delivering written notice of such revocation to the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof;

(c)	by attending the Meeting and voting the Common Shares; or

(d)	in any other manner permitted by law.

Non-registered Shareholders who wish to change their vote must contact their Intermediary to discuss their options well in advance of the Meeting.

If as a Registered Shareholder you are using your control number to log into the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, AS THE AUDITORS OF THE CORPORATION, FOR THE AUTHORIZATION OF THE BOARD TO FIX AUDITORS’ REMUNERATION AND TERMS OF ENGAGEMENT, FOR THE DIRECTOR FIXING RESOLUTION, FOR THE CONVERSION RESOLUTION AND FOR THE INTEREST SETTLEMENT RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares. As at May 11, 2020 (the “Record Date”), an aggregate of 159,416,850 Common Shares were issued and outstanding.

Only Shareholders of record at the close of business on the Record Date who either attend the Meeting virtually or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of such Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than 10% of the votes entitled to be cast at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person or company is known by the Corporation to beneficially own, or control or direct, directly or indirectly, more than 10% of the voting rights attached to any class of voting securities of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation as at February 1, 2020 and for the period from February 3, 2019 to February 1, 2020 together with the auditors’ report thereon and the related management’s discussion and analysis (“MD&A”), will be presented to the Shareholders at the Meeting or any adjournment(s) or postponement(s) thereof for their consideration.

2.	Fixing Number of Directors

The articles of the Corporation (the “Articles”) provide that the board of directors of the Corporation (the “Board”) shall consist of a minimum of one director and a maximum of 10 directors. Shareholders will be asked to consider, and if thought appropriate, approve an ordinary resolution fixing the number of directors to be elected at the Meeting or any adjournment(s) or postponement(s) thereof at seven directors (the “Director Fixing Resolution”).

The Management Designees intend to vote IN FAVOUR of the Director Fixing Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Director Fixing Resolution is as follows:

“BE IT RESOLVED that the number of directors of Fire & Flower Holdings Corp (the “Corporation”) to be elected at the meeting of shareholders of the Corporation held on June 15, 2020 or any adjournment(s) or postponement(s) thereof be fixed at seven.”

The Director Fixing Resolution must be approved by a majority of votes cast thereon at the Meeting or any adjournment(s) or postponement(s) thereof.

3.	Election of Directors

The Corporation currently has seven directors, all of which have been nominated for re-election at the Meeting or any adjournment(s) or postponement(s) thereof. The term of each of the Corporation’s present directors expires at the close of the Meeting and unless the director’s office is vacated earlier in accordance with the provisions of the Canada Business Corporations Act (“CBCA”) or removed in accordance with the by-laws of the Corporation, each director elected at the Meeting or any adjournment(s) or postponement(s) thereof will hold office until the conclusion of the next annual meeting of the Shareholders. Where directors fail to be elected at any such meeting of Shareholders, the incumbent directors shall continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the greater of the number (or the minimum number, as the case may be) of directors provided for in the Articles and the number of directors then in office unless the directors or the Shareholders otherwise determine.

Other than pursuant to an investor rights agreement (the “IRA”) between 2707031 Ontario Inc. (“2707031”) and the Corporation dated August 7, 2019, none of the proposed nominees for election as a director of the Corporation are proposed for election pursuant to any arrangement or understanding between a proposed nominee and any other person. Pursuant to the terms of the IRA, as of the Record Date, 2707031 is allowed to nominate one director to the Board at the Meeting or any adjournment(s) or postponement(s) thereof. Jeremy Bergeron is 2707031’s director nominee.

The Corporation’s by-laws provide for advance notice of nominations of directors (the “Advance Notice Requirement”). Among other things, the Advance Notice Requirement fixes a deadline by which Shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected, sets forth the information that a Shareholder must include in the notice to the Corporation for the notice to be valid and establishes additional eligibility requirements for nominated candidates. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Requirement.

In the case of an annual meeting of Shareholders, notice to the Chief Executive Officer of the Corporation must be given not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given not later than the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

The purpose of the Advance Notice Requirement is to facilitate an orderly and efficient annual and special meeting process, to ensure all Shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, to allow the Corporation and the Shareholders to evaluate nominee’s qualifications and suitability as a director of the Corporation and to allow Shareholders to cast an informed vote.

A copy of the Corporation’s by-laws is available under its profile on SEDAR at www.sedar.com and on its website at https://fireandflower.com/.

Shareholders can vote or withhold from voting on the election of each director on an individual basis. The Board has adopted a policy which requires voting with respect to the election of directors at any meeting of Shareholders to be by individual nominee as opposed to by slate of directors, that is, Shareholders will be asked to vote in favour of, or withhold from voting, separately for each nominee.

On August 7, 2019, the Board adopted a majority voting policy (the “Majority Voting Policy”) stipulating that if the “WITHHOLD” votes in respect of the election of a director nominee at the Meeting or any adjournment(s) or postponement(s) thereof represent more than the “FOR” votes, the nominee will submit his or her resignation to the Board immediately after the Meeting, for the consideration of the Corporate Governance and Compensation Committee of the Board (the “CGC Committee”).

The CGC Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to, among other things, any stated reasons why Shareholders “withheld” from voting for a nominee and the number of “WITHHOLD” votes as compared to the number of “FOR” votes for such nominee. The Board will consider the CGC Committee’s recommendation within 90 days of the Meeting and will accept the director’s resignation absent exceptional circumstances, having regard to all matters it deems relevant, and a news release will be provided to the Toronto Stock Exchange (the “TSX”) and promptly issued announcing the Board’s determination in respect thereof. If the Board determines not to accept the resignation, the news release will fully state the reasons for that decision.

A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meetings of the Board or CGC Committee at which such resignation is considered. The Majority Voting Policy does not apply in circumstances involving contested director elections. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting of the Shareholders, fill the vacancy through the appointment of a new director, or call a special meeting of Shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

A copy of the Majority Voting Policy is available on the Corporation’s website at https://fireandflower.com/.

The Management Designees intend to vote FOR each of the proposed nominees set out herein, unless otherwise instructed on a properly executed and validly deposited proxy.

The names, provinces and countries of residence of each of the persons nominated as directors of the Corporation, their position(s) with the Corporation, the principal occupation for the past five (5) years of each, the period served as director and the number of voting securities of the Corporation beneficially owned, controlled or directed, directly or indirectly by such persons are set forth in the table below:

Name of Proposed Nominee, Province, Country of Residence and Position(s) with the Corporation	Principal Occupation(s) for the Past Five (5) Years	Director of the Corporation Since	Common Shares Owned, Controlled or Directed, Directly or Indirectly(1)
Trevor Fencott Ontario, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation. President, Chief Executive Officer and Director of Fire & Flower Inc. Chief Legal Officer & Director of Mettrum Health Corp.	February, 2019	12,789,401

Harvey Shapiro Ontario, Canada Executive Director and Chair of the Board	Executive Director of the Corporation and Chair of the Board. Executive Director and Director of Fire & Flower Inc. Chairman and Vice-President of Emblem Corp.	February, 2019	14,777,260

Norman Inkster(2)(3) Ontario, Canada Director	Former President of Inkster Incorporated.	February, 2019	66,666

Sharon Ranson(2)(3) Ontario, Canada Director	President and Founder of the Ranson Group Inc.	February, 2019	150,000

Donald Wright Ontario, Canada Lead Independent Director	President and Chief Executive Officer of The Winnington Capital Group Inc.	January, 2018	1,252,609

Avininder Grewal Ontario, Canada Director	President, Chief Executive Officer, and Director of Cinaport Capital Inc.	December, 2017	326,299

Jeremy Bergeron(2)(3)(4) Texas, United States Director	Vice President Alternative Channels of Alimentation Couche-Tard Inc. Chief Executive Officer of CrossAmerica Partners LP Sr. Vice President Integration & Development of CST Brands, Inc.	August, 2019	50,000

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(2)	Member of the CGC Committee.
(3)	Member of the Corporation’s Audit Committee of the Board (the “Audit Committee”).
(4)	Mr. Bergeron is the nominee of 2707031 pursuant to the IRA.

The following is a brief profile of each nominee to the Board:

Trevor Fencott

Mr. Fencott is the President and Chief Executive Officer of the Corporation. Mr. Fencott has been an executive in the cannabis industry since 2013 as a co-founder of Mettrum Health Corp. where he also served as its chief legal officer, corporate secretary and director through its go public transaction in September 2014 and its subsequent acquisition by Canopy Growth Corporation in January 2017. Additionally, he is a director of Push Capital Limited, an early-stage venture capital company focusing on the high-growth cannabis and digital technology industries. In addition to experience in the regulated cannabis industry, Mr. Fencott has more than 15 years of experience operating, building and financing businesses in the technology and media sectors. Mr. Fencott serves on the board of PopReach Incorporated, a global mobile applications publisher, he was former President and Executive Director of bitHeads Inc., a software development company based in Ottawa as well as an investor and strategic business consultant to Fuse Powered, a Toronto-based mobile analytics and digital distribution company. Mr. Fencott holds a BA Hons. from Queen’s University and an LLB from the University of Western Ontario, Faculty of Law. He is a member in good standing of the Law Society of Ontario.

Harvey Shapiro

Mr. Shapiro is the Chair of the Board. Mr. Shapiro has been an executive in the cannabis industry since 2014 as a founder, executive officer and director of Emblem Corp. (TSXV: EMC) prior to its acquisition by Aleafia Health Inc. (TSX: ALEF). Prior to Emblem Corp., Mr. Shapiro was the Chief Executive Officer of Dynacare Inc., a TSX listed medical diagnostic services company which was acquired by NYSE-listed Laboratory Corp. of America Holdings for approximately $1 billion in 2002. Mr. Shapiro was a former corporate lawyer, practicing at Goodman & Carr LLP from 1973 to 1987.

Norman Inkster

Mr. Inkster was the 18th Commissioner of the RCMP and is a former President of INTERPOL. Following his career in the RCMP, Mr. Inkster joined KPMG and became the Partner in charge of KPMG Forensic Canada and subsequently the Global Managing Partner KPMG Forensic. Mr. Inkster was appointed Chair of the Advisory Council on National Security by Prime Minister Harper a post he held for four years. Mr. Inkster served as an external advisor to the Departmental Audit Committee of Public Works and Government Services Canada and now serves in a similar capacity with Public Safety Canada. Mr. Inkster has served on the boards of several publicly traded companies acting as chair of both audit and governance committees, the most recent being Mettrum Health Corp., which was acquired by Canopy Growth Corporation. Mr. Inkster is currently the Chair of Technical Standards and Safety Authority of Ontario. Mr. Inkster holds a BA (Honours) and an LLD (Honourary) from the University of New Brunswick. He is also an Honourary Chief of the Blackfoot tribe and an Honourary member of the Cree Nation. Mr. Inkster is an Officer of the Order of Canada.

Sharon Ranson

Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson also currently serves as a director of Sprott Inc., Dorel Industries, Spark Power Corp. and the Toronto Investment Board. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds an MBA from York University.

Donald Wright

Mr. Wright’s career in the financial industry has spanned over 40 years. He has held a number of leadership positions, including President of Merrill Lynch Canada (1990 to 1994), Executive Vice President, director and member of the executive committee of Burns Fry Ltd. (1994), Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group (2002). Mr. Wright retired from TD Bank in November 2002. Since his retirement, he has been an active investor in both the private and public equity markets and has been involved in financing small and medium cap companies with an emphasis in oil and gas, resources and technology and cannabis industries.

Mr. Wright has been serving as President and Chief Executive Officer of The Winnington Capital Group Inc., based in Toronto from October 2005, and Chairman of Metrolinx from August 2018. Mr. Wright currently serves as Chairman and/or a director of the following TSX or TSX Venture Exchange (“TSXV”) listed companies: WildBrain Ltd. (formerly DHX Media Ltd.) (chair, from May 2006), Richards Packaging Income Fund (chair, from April 2004) and GMP Capital Inc. (chair, from May 2009).

Mr. Wright is one of the founding members of Cinaport Group of Companies. He currently serves as a director and/or Chairman of each of the following companies: Cinaport China Opportunity Fund GP Inc., the general partner of Cinaport China Opportunity Fund GP LP, the general partner of Cinaport China Opportunity Fund LP (director, from May 2010); Cinaport Inc., the parent company of the aforementioned Cinaport companies (director and Chairman, from January 2010); and Cinaport Acquisition Corp. III, a TSXV listed CPC (director and Chairman, from July, 2018). From March 2011 to January 2014, Mr. Wright served as Chairman of Cinaport Acquisition Corp., a TSXV listed Capital Pool Company that completed its qualifying transaction in September 2014.

Avininder Grewal

Mr. Avininder Grewal previously served as the Chief Executive Officer and a director of Cinaport Acquisition Corp. II, prior to the completion of the qualifying transaction with Fire & Flower Inc (the “Qualifying Transaction”). Mr. Grewal is one of the founding members of the Cinaport Group of Companies. From May 2009, Mr. Grewal has been a director, President and Chief Executive Officer of Cinaport Capital Inc., a registered Investment Fund Manager, Portfolio Manager and Exempt Market Dealer based in Toronto and the fund manager of Cinaport China Opportunity Fund LP. Mr. Grewal also served as a director, President and Chief Executive Office of Cinaport Financial Services Inc., a financial consulting and investors relations company from June 2010 to December 2011. In addition, Mr. Grewal currently serves as a director, President and Chief Executive Officer of each of the following companies: Cinaport China Opportunity Fund GP Inc., the general partner of Cinaport China Opportunity Fund GP LP, the general partner of Cinaport China Opportunity Fund LP (from May 2010); Cinaport Inc., the parent company of the aforementioned companies (from January 2010); and Cinaport Acquisition Corp. III, a TSXV listed CPC (from July 2018). Mr. Grewal also served as President and Chief Executive Officer of Fralex Therapeutics Inc., a TSX listed medical technology company (March 2005 to June 2009) and Atwell Capital Inc., a NEX listed holding and investment company (March 2009 to September 2010). Mr. Grewal led Fralex Therapeutics Inc. from start- up and its first private financing to an Initial Public Offering and listing of the shares of the company on the TSX. Mr. Grewal co-founded Novadaq Technologies Inc., a medical technology company in 2000 and acted as Chief Financial Officer of the company from April 2000 to February 2004.

Jeremy Bergeron

Mr. Bergeron has served as Vice President of Alternative Channels for global convenience retailer Alimentation Couche-Tard Inc. (“ACT”) (TSX: ATD.A ATD.B) since July 2018, leading ACT’s exploration and investment in the cannabis industry. Prior to that role, Mr. Bergeron was President, Chief Executive Officer and a board member of CrossAmerica Partners (NYSE: CAPL) for three years. His previous roles have also included serving as Senior Vice President of Integration & Development as well as Treasurer for CST Brands, Inc. (“CST”), an international convenience retailer acquired by ACT in 2017. Before joining CST, Jeremy was employed by Valero Energy Corporation (NYSE: VLO) for 17 years, holding several managerial positions during that timeframe. He earned a BBA in Management and Information Systems from the University of the Incarnate Word and a MBA from the University of Texas at San Antonio. He is also a 2014 graduate of the Stanford Executive Program.

Cease Trade Orders

Except as set forth below, no proposed director of the Corporation is, as of the date of this Information Circular, or has been, within 10 years before the date hereof, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Corporation) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemptions under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued: (a) while that person was acting in such capacity; or (b) after that person ceased to act in such capacity but which resulted from an event that occurred while that person was acting in such capacity.

Donald Wright was Chairman of Jaguar Resources Inc. (“Jaguar”), a TSX listed issuer, when a cease trade order was issued by each of the Alberta Securities Commission (the “ASC”) and the British Columbia Commission (the “BCSC”) on May 6 and May 8, 2015, respectively, for Jaguar’s failure to file its annual audited financial statements, annual MD&A and certification of the annual filings for the fiscal year ended December 31, 2014. While subject to the cease trade order, Jaguar issued, in contravention of the cease trade order, promissory notes in the aggregate amount of $187,873.71 to certain investors familiar with Jaguar’s business for the purpose of providing Jaguar with working capital to complete the prescribed regulatory filings and seek revocation of the cease trade order. Following the contravention, Jaguar and each of its Chief Executive Officer, Chief Financial Officer and directors provided undertakings to the Executive Director of the ASC in respect of the contravention. The ASC and the BCSC revoked the cease trade orders on May 15, 2016.

Bankruptcies

Except as set forth below, no proposed director of the Corporation is, as of the date of this Information Circular, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”), a TSX listed issuer, when Tuscany announced on February 2, 2014 that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd., commenced proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the US Code. Mr. Wright resigned from Tuscany in February 2014.

No proposed director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.	Appointment of Auditors

Management proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as the auditors of the Corporation to hold office until the next annual general meeting of the Shareholders or until its successor is appointed, and to authorize the Board to fix their remuneration and terms of engagement. PwC replaced UHY McGovern Hurley LLP (“UHY”) as the auditors of the Corporation effective as of July 25, 2019 upon receipt of UHY’s resignation.

The resignation of UHY and the appointment of PwC has been approved by the Audit Committee and the Board.

The Management Designees intend to vote FOR the reappointment of PwC as auditors of the Corporation, and to authorize the Board to fix their remuneration and terms of engagement, unless otherwise instructed on a properly executed and validly deposited proxy.

5.	Approval of Conversion Resolution

Shareholders will be asked to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of 8,200 8.0% $1,000 principal amount secured convertible debentures of the Corporation upon the conversion of 8,200 Subscription Receipts (as defined herein) (the “Conversion Resolution”).

Background to the Subscription Receipt Financing

On April 28, 2020, the Corporation completed a non-brokered private placement of 19,800 secured convertible debentures, at a price of $1,000 per convertible debenture (the “Initial Debentures”), for aggregate gross proceeds of $19,800,000 million (the “Debenture Financing”). Each Initial Debenture bears interest at an annual rate of 8.00% payable in arrears in equal installments semi-annually. The Initial Debentures will mature on June 1, 2021, which date will be automatically extended to April 28, 2022 (collectively, the “Maturity Date”) in the event certain outstanding securities of the Corporation are converted, exercised or otherwise extinguished as set out in the debenture indenture between the Corporation and Computershare Trust Company of Canada dated April 28, 2020 (the “Debenture Indenture”). The full text of the Debenture Indenture is available on the Corporation’s SEDAR profile at www.sedar.com. The principal amount of Initial Debenture may be convertible at the holder’s option into Common Shares at any time prior to the Maturity Date at a conversion price of $0.50 per Common Shares, subject to adjustment.

Concurrently with the completion of the Debenture Financing, on April 28, 2020, the Corporation completed a non-brokered private placement of 8,200 subscription receipts (each, a “Subscription Receipt”), at a price of $1,000 per Subscription Receipt (the “Issue Price”), for aggregate gross proceeds of $8,200,000 (the “Subscription Receipt Financing” and, together with the Debenture Financing, the “Offerings”).

Each Subscription Receipt entitles the holder thereof to receive, without payment of additional consideration or further action on the part of the holder thereof, one $1,000 principal amount 8.0% secured convertible debenture of the Corporation (the “Underlying Debentures” and together with the Initial Debentures, the “Debentures”) on the same terms as the Initial Debentures (including accruing interest as at April 28, 2020) upon the satisfaction and/or waiver of the Escrow Release Conditions (as defined herein) at or before August 25, 2020, or such later date as may be approved by holders of not less than 66 2/3% of the Subscription Receipts (the “Escrow Release Deadline”).

The Corporation’s obligations under the Debentures are secured by the assets of the Corporation and its subsidiaries.

The gross proceeds of the Subscription Receipt Offering (the “Escrowed Funds”), have been deposited into escrow and are held by Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”) pursuant to the terms of a subscription receipt agreement dated April 28, 2020 among the Corporation and the Subscription Receipt Agent (the “Subscription Receipt Agreement”). The full text of the Subscription Receipt Agreement is available on the Corporation’s SEDAR profile at www.sedar.com.

The Escrowed Funds and interest or other income actually earned on the investment of the Escrowed Funds (the “Earned Interest”) are held by the Subscription Receipt Agent and invested as directed by the Company in short-term obligations issued or fully guaranteed by the Government of Canada, or other approved investments, pending the satisfaction of the Escrow Release Conditions, all in accordance with the terms of the Subscription Receipt Agreement.

The Escrowed Funds will be released from escrow to the Corporation upon satisfaction of the following conditions (together, the “Escrow Release Conditions”) on or before 5:00 p.m. (Toronto time) on the Escrow Release Deadline: (a) the Conversion Shares being conditionally approved for listing on the TSX and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds and receipt of customary final documentation and payment of applicable fees; and (b) the Corporation having delivered an escrow release notice to the Subscription Receipt Agent.

If: (a) the Escrow Release Conditions are not satisfied on or before the Escrow Release Deadline; or (b) prior to the Escrow Release Deadline the Corporation advises the Subscription Receipt Agent or announces to the public that it does not intend to satisfy the Escrow Release Conditions, the Escrowed Funds shall be returned to the holders of the Subscription Receipts on a pro rata basis and the Subscription Receipts will be cancelled without any further action on the part of the holders. To the extent that the Escrowed Funds are not sufficient to refund the aggregate Issue Price paid by the holders of the Subscription Receipts, the Corporation is responsible and liable to contribute such amounts as are necessary to satisfy any shortfall.

The Corporation intends to use the net proceeds of the Offerings to repay the outstanding 8.0% unsecured convertible debentures that mature on June 26, 2020 and for general working capital purposes.

Insider Participation and Dilution

Certain “insiders” of the Corporation (as determined in accordance with TSX rules) and “related parties” of the Corporation (as defined in MI 61-101 (as defined herein)), namely Trevor Fencott, Harvey Shapiro, Norman Inkster, Sharon Ranson and Nadia Vattovaz, participated in the Offerings by subscribing for: (i) an aggregate of 795 Initial Debentures, representing approximately 4.0% of the Initial Debentures issued in the Debenture Financing; and (ii) an aggregate of 280 Subscription Receipts, representing approximately 3.4% of the Subscription Receipts issued in the Subscription Receipt Financing.

Based on information known to the Corporation as of the date of this Information Circular, the following table sets forth, for each such insider and related party, their current holdings of Common Shares, the number of Initial Debentures purchased by such insider, the number of Subscription Receipts purchased by such insider and such insider’s pro forma holdings of the Corporation assuming the conversion of the Initial Debentures, Subscription Receipts and Debentures purchased by such insider.

Name	Holdings of Common Shares prior to the Offerings (#)(1) / (%)(2)	Number of Initial Debentures Purchased	Number of Subscription Receipts Purchased	Number of Common Shares owned following Conversion of the Debentures (#) / (%)(3)
Trevor Fencott	12,789,401 / 8.02%	675	175	14,489,401 / 8.99%
Harvey Shapiro	14,777,260 / 9.27%	80	20	14,977,260 / 9.38%
Norman Inkster	66,666 / 0.04%	0	25	116,666 / 0.07%
Sharon Ranson	150,000 / 0.09%	0	50	250,000 / 0.16%
Nadia Vattovaz	21,000 / 0.01%	40	10	122,100 / 0.08%

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(2)	Based on the 159,416,850 Common Shares currently outstanding.
(3)	Does not include any Common Shares which may be issued in connection with the approval of the Interest Settlement Resolution.

Toronto Stock Exchange Matters

Pursuant to Section 607(g)(i) of the TSX Company Manual (the “Company Manual”), the TSX requires securityholder approval as a condition of acceptance of a notice of an issuance of securities if the aggregate number of listed securities issuable under a private placement is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction and the price per security is less than the market price. Section 607(f)(iii) of the Company Manual provides that in the case of a private placement of convertible securities, unless the conversion price of such convertible security is defined as at least the applicable market price at the time of conversion, the underlying listed securities will be considered as being issued at a price per security less than the market price, and the securities so issuable will be regarded as being part of the number of securities being issued pursuant to the transaction. As the conversion price of the Conversion Shares is not tied to the market price at the time of conversion, the securities issuable upon the conversion of the Debentures will be included when determining the 25% maximum issuance.

Consequently, the TSX has approved: (a) the listing of the Conversion Shares issuable upon conversion of the Initial Debentures; and (b) subject to the satisfaction of certain conditions, including Shareholder approval, the listing of the Conversion Shares issuable upon conversion of the Underlying Debentures. Shareholder approval is being sought in connection with the issuance of the Conversion Shares upon conversion of the Underlying Debentures as the total number of Common Shares issuable upon conversion of the Underlying Debentures (when added to the number of Common Shares issuable upon conversion of the Initial Debentures) would exceed 25% of the number of Common Shares outstanding prior to the date of the closing of the Offerings.

Accordingly, as a condition of its listing of the Conversion Shares issuable upon conversion of the Underlying Debentures, approval of the TSX requires that the issuance of such Conversion Shares be approved by Shareholders at the Meeting.

MI 61-101 Matters

Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61- 101”) is intended to regulate certain transactions to ensure equality of treatment among shareholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, the preparation of a formal valuation and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to related party transactions.

In connection with the Offerings, certain “related parties” for the purposes of MI 61-101 subscribed for Initial Debentures and Subscription Receipts and the issuances thereto are considered “related party transactions” for the purposes of MI 61-101. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 and the minority shareholder approval requirement in section 5.6 of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration, for the transaction, insofar as it involves related parties, exceeds 25% of the Corporation’s market capitalization.

Approval of the Conversion Resolution

To be effective, the Conversion Resolution must be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting.

The Management Designees intend to vote FOR the Conversion Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Conversion Resolution is as follows:

“BE IT RESOLVED THAT:

(a)	the issuance of up to 8,200 Underlying Debentures to be issued on the exchange of the Subscription Receipts, as further described in the Information Circular, is approved;

(b)	the issuance of up to 16,400,000 Conversion Shares to be issued upon the conversion of the Debentures, in accordance with the terms of the Debenture Indenture and as further described in the Information Circular, is approved;

(c)	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the TSX, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

6.	Approval of Interest Settlement Resolution

Shareholders will be asked to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of up to 5,650,000 Common Shares in satisfaction of interest payable on up to: (a) $19,800,000 principal amount of Initial Debentures; and (b) $8,200,000 principal amount of Underlying Debentures (the “Interest Settlement Resolution”).

Background to the Interest Election

Following the issuance of the Underlying Debentures (as set out in the Conversion Resolution), it is expected that there will be a total of up to $28,000,000 principal amount of Debentures (comprised of 19,800 Initial Debentures and 8,200 Underlying Debentures).

The Initial Debentures and Underlying Debentures have been or will be, as applicable, issued under the Debenture Indenture. The Debenture Indenture provides for, among others, that the Corporation shall pay interest on the principal of the Initial Debentures and Underlying Debentures at a rate of 8.0% per annum which shall accrue and be payable semi-annually in arrears on the last day of June and December in each year, commencing on December 31, 2020. Interest is computed on the basis of a 360-day year composed of twelve 30-day months. The December 31, 2020 interest payment will represent accrued interest from and including the Closing Date to but excluding December 31, 2020.

Additionally, the Debenture Indenture provides that, subject to compliance with applicable laws and the rules and policies of the TSX, the Corporation may, in its sole discretion, elect to add any interest that accrues and becomes payable up to and including December 31, 2020 (and June 30, 2021 in the event the Maturity Date of the Debentures is extended pursuant to the terms of the Debenture Indenture) to the principal amount outstanding under such Debenture, in accordance with the terms of the Debenture Indenture (the “Interest Election”). Further, the principal amount (including, in the case of the Interest Election, accrued interest) of the Debentures will be convertible at the holder’s option into Common Shares (in the case of the additional Common Shares issuable for accrued interest, the “Interest Shares”) at any time prior to the Maturity Date at a conversion price of $0.50 per share. The full text of the Debenture Indenture is available on the Corporation’s SEDAR profile at www.sedar.com.

In connection with the Interest Election, the Corporation is seeking Shareholder approval to issue up to 3,950,000 Interest Shares and 1,700,000 Interest Shares, in connection with the Initial Debentures and Underlying Debentures, respectively.

Toronto Stock Exchange Matters

Pursuant to Section 607(g)(i) of the Manual, the TSX requires securityholder approval as a condition of acceptance of a notice of an issuance of securities if the aggregate number of listed securities issuable under a private placement is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction and the price per security is less than the market price. As the conversion price of the Interest Shares is not tied to the market price at the time of conversion, the maximum number of Interest Shares issuable upon conversion of the Debentures will be included when determining the 25% maximum issuance.

Consequently, The TSX has approved the listing of the Interest Shares, subject to the satisfaction of certain conditions, including Shareholder approval as the total number of Interest Shares issuable (upon the exercise by the Corporation of the Interest Election and subsequent conversion of the accrued interest added as principal to the Debentures) when combined with the maximum additional Common Shares issuable upon conversion of the principal under the Debentures, would exceed 25% of the number of Common Shares outstanding prior to the date of the closing of the Offerings.

Accordingly, as a condition of its listing approval the TSX requires that the issuance of the Interest Shares be approved by Shareholders at the Meeting.

MI 61-101 Matters

In connection with the Offerings, certain “related parties” for the purposes of MI 61-101 subscribed for Initial Debentures and Subscription Receipts and the issuances thereto (including the potential issuance of Interest Shares thereunder) are considered “related party transactions” for the purposes of MI 61-101. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 and the minority shareholder approval requirement in section 5.6 of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration, for the transaction, insofar as it involves related parties, exceeds 25% of the Corporation’s market capitalization.

Approval of the Interest Settlement Resolution

To be effective, the Interest Settlement Resolution must be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting.

The Management Designees intend to vote FOR the Interest Settlement Resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

The text of the Interest Settlement Resolution is as follows:

“BE IT RESOLVED THAT:

(a)	the issuance of up to 3,950,000 Interest Shares and 1,700,000 Interest Shares to be issued upon the exercise of the Interest Election and the conversion of accrued interest added to the principal amount of the Initial Debentures and the Underlying Debentures, respectively, in accordance with the terms of the Debenture Indenture and as further described in the Information Circular, is approved;

(b)	any one director or officer of the Corporation and is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the TSX, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the executive compensation program for the Corporation’s named executive officers (collectively, the “Named Executive Officers” or “NEO’s”). Until February 2, 2019, the Corporation was operating as Cinaport Acquisition Corp. II, a capital pool company (as such term is defined in the TSXV Corporate Finance Manual). On February 13, 2019, the Corporation completed its qualifying transaction with Fire & Flower Inc. (the “Qualifying Transaction”).

The Corporation’s NEOs for the fifty-two weeks ended February 1, 2020 were:

●	Trevor Fencott, President and Chief Executive Officer;

●	Avinder Grewal, Chief Executive Officer (resigned following the completion of the Qualifying Transaction);

●	Nadia Vattovaz, Chief Financial Officer;

●	Grant Kehrli, Chief Financial Officer (resigned following the completion of the Qualifying Transaction);

●	Harvey Shapiro, Executive Chair;

●	Mike Vioncek, Chief Operating Officer; and

●	Matthew Hollingshead, President of Hifyre Inc. (“Hifyre”), an indirect wholly-owned subsidiary of the Corporation.

Compensation Objectives and Philosophy

The Corporation’s current executive compensation program is comprised of the following three (3) components: (a) base salary; (b) short-term incentives; and (c) long-term incentives. Together, these components support the Corporation’s long-term growth strategy and objectives, including:

(i)	to align executive compensation with Shareholders’ interests;

(ii)	to attract and retain qualified executives; and

(iii)	to motivate the short-term and long-term performance of these executives.

The current executive compensation program is designed to reward high performance. Named Executive Officers are compensated for their progress in executing the Corporation’s long-term growth strategy and for delivering strong total Shareholder return performance.

Components of Compensation

Base Salary

The base salary component is intended to provide a fixed level of competitive pay that reflects each NEO’s primary duties and responsibilities in fulfilling his or her role. It also provides a foundation upon which performance based incentive compensation elements are addressed and established. The base salary of NEOs also considers the salary made by other executive officers of a peer group of companies presented to the Corporation by its compensation consultant Meridian Compensation Partners, LLC (“Meridian”) (see “Compensation Consultant”). This peer group was selected based on a variety of size and industry criteria with market cap used as a primary screen and included 48North Cannabis Corp, Alcanna Inc, Aleafia Health Inc., Canlan Ice Sports Corp., Choom Holdings Inc., DAVIDsTEA Inc., Delta 9 Cannabis Inc., Freshii Inc., Gamehost Inc., Goodfood Market Corp, Inner Spirit Holdings Ltd., James E. Wagner Cultivation Corporation, Khiron Life Sciences Corp., Namaste Technologies Inc., National Access Cannabis Corp., Neptune Wellness Solutions Inc., The Second Cup Ltd., The Supreme Cannabis Company, Inc. and WeedMD Inc. Salaries of the NEOs will be reviewed annually by the CGC Committee.

Short-Term Incentives

In addition to base salaries, the Corporation has a discretionary bonus plan pursuant to which the Board, upon recommendation of the CGC Committee, may award annual cash bonuses to NEOs. The annual cash bonus element of the executive compensation program is designed to reward both corporate and individual performance during the Corporation’s last completed financial year. It is the CGC Committee’s philosophy that an individual bonus should be tied primarily to that individual’s contribution to corporate performance. In addition, the discretionary bonus plan is intended to help ensure that overall executive cash compensation (i.e. salary and bonus) is comparable to the average cash compensation of executives at peer surveyed companies during the year in question. The amount of the bonus paid is in relation to the achievement of specific criteria as previously established in keeping with the Corporation’s goals and objectives as well as individual objectives. The CGC Committee has established predetermined quantitative and qualitative performance criteria linked to the payment of bonuses.

The Corporation has a performance and restricted share unit plan (the “PRSU Plan”) which is overseen by the CGC Committee. Under the terms of the PRSU Plan, the Corporation may grant either restricted share units (each, an “RSU”) or performance share units (each a “PSU” and with the RSUs, the “Share Units”) to employees or officers of the Corporation. The RSUs entitle the holder thereof to receive an amount of cash consideration based on the value of a Common Share at the time such RSU vests. The PSU acts similarly to an RSU with the number of PSUs to vest adjusting based on the achievement of certain performance goals. To date the Corporation has granted time-vesting Restricted Share Units with a shorter vesting schedule (ratable vesting over two years). Moving forward, the Corporation anticipates granting Share Units with a longer vesting schedule.

Long-Term Incentives

The Corporation believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through participation in the Stock Option Plan (as defined herein) and PRSU Plan. Options (as defined herein) and Share Units are granted to executives and employees taking into account a number of factors, including the amount and term of Options and Share Units previously granted, base salary and competitive factors. The amounts and terms of Options and Share Units granted have been determined by the Board based on recommendations put forward by the CGC Committee, with input from the Chief Executive Officer.

Compensation Policies and Risk Management

As part of its review of the Corporation’s compensation policies and practices, the CGC Committee will consider the implications of risks associated with the Corporation’s compensation policies and practices. The CGC Committee will keep itself apprised of the current compensation policies of companies in the same space and draw upon the CGC Committee members’ backgrounds with other issuers to help identify and mitigate compensation policies and practices that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. As of the date hereof, the CGC Committee is not aware of any material risks arising from the Corporation’s current compensation policies or practices that would be reasonably likely to have a material adverse effect on the Corporation.

The Corporation does not currently have any policies in place that would prevent Named Executive Officers or directors of the Corporation from purchasing financial instruments that might be designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by Named Executive Officers or directors.

Compensation Governance

The CGC Committee is charged with, among other things, a periodic review of directors’ and officers’ compensation having regard to the Corporation’s peers, various governance reports on current trends in directors’ compensation and independently compiled compensation data for directors and officers of reporting issuers of comparable size to the Corporation. For a description of the peer group of companies, see “Compensation Discussion and Analysis – Components of Compensation”.

CGC Committee

The CGC Committee is currently comprised of Norman Inkster (Chair), Sharon Ranson and Jeremy Bergeron. All members of the CGC Committee are considered independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the CGC Committee to make decisions on the suitability of the Corporation’s compensation policies and practices are summarized below:

●	Norman Inkster (Chair) – Norman Inkster was the 18th Commissioner of the RCMP and is a former President of INTERPOL. Following his career in the RCMP, Mr. Inkster joined KPMG and became the Partner in charge of KPMG Forensic Canada and subsequently the Global Managing Partner at KPMG Forensic. Mr. Inkster was appointed Chair of the Advisory Council on National Security by Prime Minister Stephen Harper a post he held for four years. Mr. Inkster served as an external advisor to the Departmental Audit Committee of Public Works and Government Services Canada and now serves in a similar capacity with Public Safety Canada. Mr. Inkster has served on the boards of several publicly traded companies acting as chair of both audit and governance committees, the most recent being Mettrum Health Corp., which was acquired by Canopy Growth Corporation. Mr. Inkster is currently the Chair of Technical Standards and Safety Authority of Ontario. Mr. Inkster holds a BA (Honours) and an LLD (Honourary) from the University of New Brunswick. He is also an Honourary Chief of the Blackfoot tribe and an Honourary member of the Cree Nation. Mr. Inkster is an Officer of the Order of Canada.

●	Sharon Ranson – Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson also currently serves as a director of Sprott Inc., Dorel Industries, Spark Power Corp. and the Toronto Investment Board. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds an MBA from York University.

●	Jeremy Bergeron – Jeremy Bergeron has served as Vice President of Alternative Channels for global convenience retailer ACT since July 2018, leading ACT’s exploration and investment in the cannabis industry. Prior to that role, Mr. Bergeron was President, Chief Executive Officer and a board member of CrossAmerica Partners (NYSE: CAPL) for three years. His previous roles have also included serving as Senior Vice President of Integration & Development as well as Treasurer for CST, an international convenience retailer acquired by ACT in 2017. Before joining CST, Jeremy was employed by Valero Energy Corporation (NYSE: VLO) for 17 years, holding several managerial positions during that timeframe. He earned a BBA in Management and Information Systems from the University of the Incarnate Word and a MBA from the University of Texas at San Antonio. He is also a 2014 graduate of the Stanford Executive Program.

CGC Committee Mandate

The overall purpose of the CGC Committee as set out in the CGC Committee’s mandate (the “CGC Committee Mandate”) is to assist the Board (a) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (b) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation; and (c) in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

Corporate governance responsibilities include reviewing the mandates of the Board and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; recommending new candidates for Board membership, making recommendations to the Board regarding the size and composition of the Board and qualification criteria for the selection of new Board members and ensuring that appropriate orientation and education programs are available for new Board members; reviewing annually the membership and chairs of all committees of the Board; and reviewing annually and recommending retainers and fees paid to Board members; reviewing human resources and compensation responsibilities include recommending to the Board candidates for Chief Executive Officer and all other senior management positions and approving the terms of their appointment and termination or retirement; reviewing succession planning programs for the Chief Executive Officer, President and all other senior management and specific career planning for potential successors; reviewing, in consultation with the Chair, and recommending to the Board for approval, the remuneration of the Corporation’s Chief Executive Officer, President and other senior executive officers; reviewing and recommending to the Board for approval, on an annual basis, the corporate goals and objectives for the Chief Executive Officer and evaluating the Chief Executive Officer’s performance against such goals and objectives; reviewing and approving compensation for any newly hired individual whose total annual compensation (including salary, bonus and any other incentive compensation) exceeds $400,000 in addition to being informed of any party entering into any engagement with the Corporation where the consideration payable to such third party by the Corporation is reasonably expected to exceed $400,000 in any 12 month period; and determining (or delegating the authority to determine) and recommending to the Board for approval awards of Options under the Stock Option Plan.

Compensation Consultant

In March 2019, the CGC Committee engaged Meridian to conduct a comprehensive compensation benchmarking review for NEOs and directors using a peer group of companies identified by Meridian. For a description of the peer group of companies, see “Compensation Discussion and Analysis – Components of Compensation”. The Corporation has not paid any fees to Meridian for services rendered prior to February 2, 2019.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Common Shares on June 6, 2018 (the date the Common Shares commenced trading on the TSX), assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index for each year following June 6, 2018.

FAF vs S&P/TSX
$160
$140
$120
$100
$80
$60
$40
$20
$-
6-Jun-18
6-Sep-18
6-Dec-18
6-Mar-19
6-Jun-19
6-Sep-19
6-Dec-19
$100 investment in FAF
$100 investment in S&P/TSX

The compensation policy for the Corporation’s directors and executive officers is primarily tied to the financial performance of the business and not specifically to the performance of the Common Shares. As a result, the trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its executive officers for the same period – including when considering the completion of the Qualifying Transaction.

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to the Corporation’s NEOs.

							Non-equity incentive plan compensation ($)
Name and principal position	Year		Salary ($)	Share- based awards ($)	Option- based awards ($)		Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Named Executive Officers (Pre-Qualifying Transaction)
Avi Grewal(5)(6)	2020	(1)	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Chief Executive	2019	(2)	Nil	Nil	$22,142	(4)	Nil	Nil	Nil	Nil	$22,142
Officer	2018	(3)	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Grant Kehrli(5)	2020	(1)	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Chief Financial	2019	(2)	Nil	Nil	$22,142	(4)	Nil	Nil	Nil	Nil	$22,142
Officer	2018	(3)	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

								Non-equity incentive plan compensation ($)
Name and principal position	Year		Salary ($)	Share- based awards ($)		Option- based awards ($)		Annual incentive plans		Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Named Executive Officers (Post-Qualifying Transaction)
Trevor Fencott(7)	2020	(1)	$450,000	Nil		$297,798	(4)	$337,500	(10)	Nil	Nil	Nil	$1,047,798
Chief Executive	2019	(2)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Officer & President	2018	(3)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Nadia Vattovaz(7)	2020	(1)	$283,250	Nil		$846,833	(4)	$137,500	(10)	Nil	Nil	$1,800	$1,269,383
Chief Financial	2019	(2)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Officer	2018	(3)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Harvey	2020	(1)	$204,000	$183,333		Nil		Nil		Nil	Nil	Nil	$387,333
Shapiro(7)(8)	2019	(2)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Executive Chair	2018	(3)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Mike Vioncek(7)	2020	(1)	$267,800	Nil		Nil		$65,000	(10)	Nil	Nil	$13,800	$346,600
Chief Operating	2019	(2)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Officer	2018	(3)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Matthew Hollingshead(9)	2020	(1)	$225,000	Nil	(11)	Nil		$112,500	(10)	Nil	Nil	Nil	$337,500
President of	2019	(2)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
Hifyre Inc.	2018	(3)	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A

Notes:

(1)	Fifty-two weeks ended February 1, 2020.
(2)	Period from March 1, 2018 to February 2, 2019. Following the completion of the Qualifying Transaction, the financial year end was changed from February 28 to the closest Saturday to January 31.
(3)	Period from the date of incorporation (December 12, 2017) to February 28, 2018.
(4)	Based on the grant date fair value determined in accordance with IFRS 2 Share-based Payment and estimated using the Black- Scholes pricing model, with the following key assumptions for grants during fiscal year-ended February 1, 2020: risk-free interest rate range of 1.38% - 1.91% and expected volatility range of 97% - 104%. For grants in 2018, the key assumptions were: range of 1.94% - 2.30% and expected volatility of 100%.
(5)	Resigned as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(6)	Does not include compensation payable to Mr. Grewal in his role as a director of the Corporation following the completion of the Qualifying Transaction. See “Statement of Executive Compensation – Director Compensation Table.”
(7)	Appointed as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(8)	Compensation data includes management fees earned by Mr. Shapiro through JNZS Consulting Inc.
(9)	President of Hifyre Inc. which became an indirect wholly-owned subsidiary of the Corporation on February 13, 2019 in connection with the Qualifying Transaction.
(10)	Annual incentive plan compensation amounts were estimated using Meridian benchmarking data and assumes 100% payout. The final payout is subject to review and approval by the Board.
(11)	Does not include the value of Common Shares to be issued to Mr. Hollingshead in connection with the closing of the sale of Hifyre Inc. to Fire & Flower Inc. on July 20, 2018 (the “Hifyre Acquistion”). Mr. Hollingshead was to receive, post-acquisition, 1,350,000 Common Shares over three years from acquisition date, and 750,000 Common Shares over two years upon Hifyre Inc. achieving certain financial performance targets. During fiscal year ended February 1, 2020, 700,000 Common Shares were issued to Mr. Hollingshead, with an accounting carrying value (under IFRS) of $477,600, and market value of $805,500 (when issued).

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth the option-based and share-based awards for each Named Executive Officer outstanding as of February 1, 2020, including awards granted before the fifty-two weeks ended February 1, 2020:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Number of shares or units of shares that have vested	Market or payout value of vested share-based awards not paid or distributed (2)
Named Executive Officers (Pre-Qualifying Transaction)
Avi Grewal(3)	23,140	$1.064814815	June 6, 2028	Nil	Nil	-	Nil	-
Grant Kehrli(3)	Nil	-	-	-	Nil	-	Nil	-
Named Executive Officers (Post-Qualifying Transaction)
Trevor Fencott(4)	500,000	$1.50	December 18, 2023	Nil	Nil	-	Nil	-
	400,000	$1.07	January 30,2024	Nil	Nil	-	Nil	-
Harvey Shapiro(4)	Nil	-	-	-	Nil	-	Nil	-
Nadia Vattovaz(4)	350,000	$1.15	August 27,2023	Nil	Nil	-	Nil	-
	500,000	$1.50	February 13,2024	Nil	Nil	-	Nil	-
	400,000	$1.07	January 30,2024	Nil	Nil	-	Nil	-
Mike Vioncek(4)	350,000	$0.80	April 24, 2023	$52,500	Nil	-	Nil	-
	500,000	$1.50	December 18, 2023	Nil	Nil	-	Nil	-
Matthew Hollingshead(5)(6)	Nil	-	-	-	Nil	-	Nil	-

Notes:

(1)	Numbers reflect the consolidation of the Common Shares on February 7, 2019 on a 10.64814815 to 1 basis.
(2)	Based on the TSX closing price of $0.95 for the Common Shares on January 31, 2020 (the last trading date prior to February 1, 2020).
(3)	Resigned as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(4)	Appointed as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(5)	President of Hifyre Inc. which became an indirect wholly-owned subsidiary of the Corporation on February 13, 2019 in connection with the Qualifying Transaction.
(6)	Excluded from this compensation are Common Shares to be issued to Mr. Hollingshead in connection with the Hifyre Acquisition. A total of 1,100,000 Common Shares remains to be issued Mr. Hollingshead in connection with the Hifyre Acquisition, with a market value of $1,045,000 as at February 1, 2020.

Incentive Plan Awards –Value vested or earned during the year

The following table sets forth information concerning the value on payout or vesting of incentive plan awards for the most recently completed financial year to each then Named Executive Officer:

Name	Option-based awards – Value vested during the year		Share-based awards – Value vested during the year		Non-equity incentive plan compensation – Value earned during the year
Named Executive Officers (Pre-Qualifying Transaction)
Avi Grewal(1)	Nil		Nil		Nil
Grant Kehrli(1)	Nil		Nil		Nil
Named Executive Officers (Post-Qualifying Transaction)
Trevor Fencott(2)	Nil		Nil		$337,500	(4)
Harvey Shapiro(2)	Nil		$183,333	(5)	Nil
Nadia Vattovaz(2)	Nil		Nil		$137,500	(4)
Mike Vioncek(2)	$23,200	(6)	Nil		$65,000	(4)
Matthew Hollingshead(3)	Nil		Nil		Nil

Notes:

(1)	Resigned as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(2)	Appointed as an officer of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(3)	President of Hifyre Inc. which became an indirect wholly-owned subsidiary of the Corporation on February 13, 2019 in connection with the Qualifying Transaction.
(4)	Annual incentive plan compensation amounts were estimated using Meridian benchmarking data and assumes 100% payout. The final payout is subject to review and approval by the Board.
(5)	Based on fair value assigned upon issuance of the share-based award at $1.50 for 133,333 Common Shares issued in January 2019 that vested over the fiscal year ended February 1, 2020. See – “Statement of Executive Compensation - Harvey Shapiro – Executive Director and Chair of the Board”.
(6)	Based on the TSX closing price of $0.95 for the Common Shares on January 31, 2020 (the last trading date prior to February 1, 2020), in comparison to the exercise price of the vested options-based awards.

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Termination and Change of Control Benefits

As at February 1, 2020, the Corporation did not have any plan or arrangement whereby any NEO may be compensated at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change of control of the Corporation or a change in any NEO’s responsibilities. Oher than as described herein, the Corporation does not currently have any such plan or arrangement.

Trevor Fencott – President and Chief Executive Officer

On February 13, 2019, the Corporation and Fire & Flower Inc. entered into an amended and restated management services agreement with Trevor Fencott, which provides for an annual base salary of $450,000, (subject to annual increases) which amount shall increase annually in an amount to be determined by the Board for the three year term of the agreement, and a signing bonus of $206,000 (which was satisfied at the time Mr. Fencott and Fire & Flower Inc. entered into the underlying management services agreement). Mr. Fencott is also eligible to participate in the Corporation’s bonus plans, stock option plans and standard benefit plans. In the event of termination of Mr. Fencott’s employment resulting from of a change of control of the Corporation, Mr. Fencott is entitled to a cash payment in an amount equal to 100% of the then applicable and outstanding annual base salary, to be made by the Corporation. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of six months thereafter.

Harvey Shapiro – Executive Director and Chair of the Board

On October 15, 2019, the Corporation and Fire & Flower Inc. entered into a second amended and restated management services agreement with Harvey Shapiro and JNZS Consulting (the “2nd A&R MSA”), which provides that JNZS Consulting will cause Mr. Shapiro to provide the services of Executive Chairman to the Corporation. The agreement provides that JNZS Consulting will receive from the Corporation a prorated annual fee of $400,000 from the period beginning February 13, 2019 until January 1, 2020 and a fee of $300,000 for each of the periods from January 2, 2020 to January 1, 2021 and January 2, 2021 to the end of the term of the 2nd A&R MSA (to occur on the earlier of (a) the date of the Corporation’s annual general shareholders’ meeting to occur in the 2021 calendar year (for the 52 weeks ended January 30, 2021 or such other financial year end of the Corporation as may be determined by the Corporation from time to time); and (b) December 31, 2021 (collectively, the “JNZS Fee”). Pursuant to the terms of the agreement underlying the 2nd A&R MSA, in January 2019, JNZS Consulting elected to receive half of the JNZS Fee for the annual period ending January 1, 2020 by the issuance of 133,333 common shares of Fire & Flower Inc. (which were subsequent exchanged for Common Shares on 1 to 1 basis in connection with the Qualifying Transaction at a deemed issue price of $1.50 per Common Share). Mr. Shapiro, as the service provider, is also eligible to participate in the Corporation’s bonus plans and stock option plans. In the event of termination of the 2nd A&R MSA resulting from of a change of control of the Corporation, JNZS Consulting is entitled to a cash payment in an amount equal to 100% of the then outstanding JNZS Fee. The 2nd A&R MSA further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the 2nd A&R MSA and for a period of six months thereafter.

Nadia Vattovaz – Chief Financial Officer & Executive Vice-President Operations

On August 31, 2018, Fire & Flower Inc. entered into an executive employment agreement with Nadia Vattovaz (which was assumed by the Corporation in connection with the Qualifying Transaction) which provides for an annual base salary of $275,000, four weeks’ annual vacation, participation in bonus plans with bonuses up to a maximum of 25% of base salary (which was subsequently amended by the Board to a maximum of 50%), 350,000 Options which vest over a four year period, participation in the Stock Option Plan, and a signing bonus of $40,000. The Corporation may terminate Ms. Vattovaz’s employment without cause by providing her with reasonable and adequate notice, or salary in lieu of notice of 12 months, plus one month per fully completed year of service, up to a maximum of nine months’ notice or payment in lieu thereof. The employment agreement contemplates that upon a change of control all of Ms. Vattovaz’s 350,000 Options shall immediately vest and be exercisable. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of, in the case of: (a) non-competing activities, nine months thereafter; and (b) non-soliciting activities, 12 months thereafter.

Following the completion of the 52 weeks ended February 1, 2020, in March 2020, the board of Fire & Flower Inc. approved increasing the compensation to be received by Ms. Vattovaz to $315,000 per annum in connection with her increased responsibilities as Executive Vice-President Operations.

Mike Vioncek – Senior Vice-President Real Estate, Construction & Loss Prevention

On April 9, 2018, Fire & Flower Inc. entered into an executive employment agreement with Mike Vioncek (which was assumed by the Corporation in connection with the Qualifying Transaction) which provides for an annual base salary of $260,000, four weeks’ annual vacation, participation in bonus plans with bonuses up to a maximum of 25% of base salary (which was subsequently amended by the Board to a maximum of 50%), 350,000 Options which vest over a four year period, participation in the Stock Option Plan, and a signing bonus of $25,000. The Corporation may terminate Mr. Vioncek’s employment without cause by providing him with reasonable and adequate notice, or salary in lieu of notice of 6 months, plus one month per fully completed year of service, up to a maximum of 12 months’ notice or payment in lieu thereof. The employment agreement does not contain any change of control provisions. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of, in the case of: (a) non-competing activities, six months thereafter; and (b) non-soliciting activities, 12 months thereafter.

Following the completion of the 52 weeks ended February 1, 2020, Fire & Flower Inc. entered into an amended and restated executive employment agreement with Mike Vioncek in connection with his new responsibilities as Senior Vice-President Real Estate, Construction & Loss Prevention. The new agreement provides for an annual base salary of $225,000 (subject to annual increases) and participation in the Corporation’s bonus plans, Stock Option Plan and executive level benefit plans. In consideration of the amendments made to the original agreement, Mr. Vioncek received a grant of 50,000 Options. The new agreement does not contain any change of control provisions. The new agreement further contemplates standard non-competition and non-solicitation clauses in favour of the Corporation during the term of the agreement and for a period of, in the case of: (a) non-competing activities, nine months thereafter; and (b) non-soliciting activities, 12 months thereafter.

Matthew Hollingshead – President and Chief Executive Officer of Hifyre

On July 29, 2019, Hifyre entered into an executive employment agreement with Matthew Hollingshead which provides for an annual base salary of $225,000, four weeks’ annual vacation, participation in bonus plans. Hifyre may terminate Mr. Hollingshead’s employment without cause by providing him with reasonable and adequate notice, or salary in lieu of notice of 3 months, plus one month per fully completed year of service in excess of three years, up to a maximum of 12 months’ notice or payment in lieu thereof. The employment agreement does not contain any change of control provisions. The agreement further contemplates standard non-competition and non-solicitation clauses in favour of Hifyre during the term of the agreement and for a period of 12 months thereafter.

Director Compensation

Pursuant to Policy 2.4 to the TSXV Corporate Finance Manual, except for the grant of a limited number of Options, at such time as the Corporation was a capital pool company, the Corporation was prohibited from paying any kind of remuneration, including salaries, consulting fees, management fees or directors’ fees, to non-arms length parties, including its directors, until such time as it completed the Qualifying Transaction. As discussed above, the Corporation completed the Qualifying Transaction on February 13, 2019.

In connection with the completion of the Qualifying Transaction, the Board set director compensation such that:

●	each independent directors shall receive $30,000 per annum;

●	the non-executive Chair of the Board shall receive an additional $10,000 per annum;
●	each independent director shall receive $1,000 per Board meeting or meeting of any Board committee;
●	the chair of each board committee shall receive an additional $5,000 per annum; and
●	each independent director shall be granted 30,000 Options.

On September 30, 2019 the Board further amended director compensation and replaced the previous director compensation such that:

●	all independent directors shall receive $80,000 per annum;
●	the Lead Independent Director shall receive an additional $30,000 per annum;
●	the Chair of the Audit Committee shall receive an additional $15,000 per annum; and
●	the Chair of the CGC Committee shall receive an additional $10,000 per annum.

Director Compensation Table

The following table sets forth information concerning the annual and long-term compensation in respect of the directors of the Corporation, other than the directors who were also Named Executive Officers, during the fifty-two weeks ended February 1, 2020. For details of the compensation for Trevor Fencott, Harvey Shapiro and Avi Grewal (for the period prior to the completion of the Qualifying Transaction), the Named Executive Officers who are also directors of the Corporation, see disclosure under “Statement of Executive Compensation – Summary Compensation Table”.

Name	Fees earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total compensation
Non-Executive Directors (Pre-Qualifying Transaction)
John O’Sullivan(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Ryan(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Seshadri Chari(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Non-Executive Directors (Post-Qualifying Transaction)
Donald Wright(3)	$61,000	Nil	$32,942	Nil	Nil	Nil	$93,942
Norm Inkster(4)	$60,333	Nil	$32,942	Nil	Nil	Nil	$93,275
Sharon Ranson(4)	$61,000	Nil	$32,942	Nil	Nil	Nil	$93,942
Jeremy Bergeron(5)	$40,000	Nil	Nil	Nil	Nil	Nil	$40,000
Avi Grewal(6)	$51,833	Nil	$32,942	Nil	Nil	Nil	$84,775

Notes:

(1)	Based on the grant date fair value determined in accordance with IFRS 2 Share-based Payment and estimated using the Black-Scholes pricing model, with the following key assumptions risk-free interest rate of 1.81% and expected volatility of 97%.
(2)	Resigned as a director of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(3)	Donald Wright was a director pre-Qualifying Transaction and remained on the Board following the completion of the Qualifying Transaction.
(4)	Elected as a director of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(5)	ACT nominee. See “Strategic Investment” in the AIF.
(6)	Does not include compensation payable to Mr. Grewal in his role as an officer of the Corporation prior to the completion of the Qualifying Transaction. See “Statement of Executive Compensation – Summary Compensation Table.”

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table shows all outstanding option-based and share-based awards held by each director (other than the directors who were also Named Executive Officers and for whom the identical information is shown on the comparable table for Named Executive Officers set out above) as at February 1, 2020.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price(4)	Option expiration date	Value of unexercised in-the-money options(1)(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Number of shares or units of shares that have vested	Market or payout value of vested share-based awards not paid or distributed (2)
Non-Executive Directors (Pre-Qualifying Transaction)
John O’Sullivan(3)	23,140	$1.064814815	February 13, 2020	Nil	Nil	-	Nil	-
Patrick Ryan(3)	23,140	$1.064814815	February 13, 2020	Nil	Nil	-	Nil	-
Seshadri Chari(3)	23,140	$1.064814815	February 13, 2020	Nil	Nil	-	Nil	-
Non-Executive Directors (Post-Qualifying Transaction)
Donald Wright(4)	23,140	$1.064814815	June 6, 2028	Nil	Nil	-	Nil	-
	30,000	$1.50	February 13, 2024	Nil	Nil	-	Nil	-
Norm Inkster(5)	250,000	$0.10	December 10, 2024	$212,500	Nil	-	Nil	-
	200,000	$1.50	December 18, 2023	Nil	Nil	-	Nil	-
	30,000	$1.50	February 13, 2024	Nil	Nil	-	Nil	-
Sharon Ranson(5)	30,000	$1.50	February 13, 2024	Nil	Nil	-	Nil	-
Jeremy Bergeron(6)	Nil	-	-	-	Nil	-	Nil	-
Avi Grewal(7)	30,000	$1.50	February 13, 2024	Nil	Nil	-	Nil	-

Notes:

(1)	Numbers reflect the consolidation of the Common Shares on February 7, 2019 on a 10.64814815 to 1 basis.
(2)	Based on the TSX closing price of $0.95 for the Common Shares on January 31, 2020 (the last trading date prior to February 1, 2020).
(3)	Resigned as a director of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(4)	Donald Wright was a director pre-Qualifying Transaction and remained on the Board following the completion of the Qualifying Transaction.
(5)	Elected as a director of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(6)	ACT nominee. See “Strategic Investment” in the AIF.
(7)	Does not include compensation payable to Mr. Grewal in his role as an officer of the Corporation prior to the completion of the Qualifying Transaction. See “Statement of Executive Compensation – Summary Compensation Table.”

Incentive Plan Awards – Value vested or earned during the year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director (other than the directors who are also Named Executive Officers and for whom the identical information appears on the comparable table for Named Executive Officers set out above) for the fifty-two weeks ended February 1, 2020.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Non-Executive Directors (Pre-Qualifying Transaction)
John O’Sullivan(1)	Nil	Nil	Nil
Patrick Ryan(1)	Nil	Nil	Nil
Seshadri Chari(1)	Nil	Nil	Nil
Non-Executive Directors (Post-Qualifying Transaction)
Donald Wright(2)	Nil	Nil	Nil
Norm Inkster(3)	Nil	Nil	Nil
Sharon Ranson(3)	Nil	Nil	Nil
Jeremy Bergeron(4)	Nil	Nil	Nil
Avi Grewal(5)	Nil	Nil	Nil

Notes:

(1)	Resigned as a director of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(2)	Donald Wright was a director pre-Qualifying Transaction and remained on the Board following the completion of the Qualifying Transaction.
(3)	Elected as a director of the Corporation, effective February 13, 2019, in connection with the Qualifying Transaction.
(4)	ACT nominee. See “Strategic Investment” in the AIF.
(5)	Does not include compensation payable to Mr. Grewal in his role as an officer of the Corporation prior to the completion of the Qualifying Transaction. See “Statement of Executive Compensation – Summary Compensation Table.”

Narrative Description

Other than as described in this Information Circular, the Corporation had no other plan-based awards in effect for the fifty-two weeks ended February 1, 2020.

Directors and Officers Liability Insurance

Directors and officers liability insurance was purchased on February 19, 2019 (and subsequently renewed on February 19, 2020) at the Corporation’s expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and the Corporation’s past and present subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of February 1, 2020 with respect to the Corporation’s equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	12,529,485	$0.97	2,079,836
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	12,529,485	$0.97	2,079,836

Note:

(1) Numbers reflect the consolidation of the Common Shares on February 7, 2019 on a 10.64814815 to 1 basis.

Annual Burn Rate under the Stock Option Plan

The following table sets forth the annual burn rate, calculated in accordance with the Company Manual, in respect of each of the equity compensation plans for each of the three most recently completed years:

	February 1, 2020	February 2, 2019	February 28, 2018
CPC Plan	0%	100%	N/A
Previous Plan(2)	N/A (2)	N/A	N/A
Stock Option Plan	5%	N/A	N/A
PRSU Plan	0.4%	N/A	N/A

Note:

(1)	The annual burn rate is calculated as follows and expressed as a percentage: (a) number of options granted under the specified plan during the applicable fiscal year; divided by (b) the weighted average number of securities outstanding for the applicable fiscal year.
(2)	The Previous Plan, was superseded by the Stock Option Plan during the fiscal year ended February 1, 2020. See “Description of Stock Option Plan”.

Description of Stock Option Plan

The following is a summary of certain provisions of the Corporation’s amended and restated stock option plan of the Corporation (the “Stock Option Plan”) as well as all unallocated incentive stock options (“Options”), rights and entitlements thereunder.

The Corporation graduated from the TSXV to the TSX on August 7, 2019, and on that date, the Common Shares began trading on the TSX. In connection with the listing on the TSX, on October 15, 2019, the Board approved the Stock Option Plan which amended and restated its then existing stock option plan (which came into effect on February 13, 2019 in connection with the completion of the Qualifying Transaction) (the “Previous Plan”) to comply with the requirements of the Company Manual. On November 19, 2019, upon approval by the Shareholders, the Stock Option Plan became effective.

Under the Stock Option Plan, any senior officer, director, employee, management company employee, or consultant of the Corporation or its subsidiaries (each as described in the Stock Option Plan and each, an “Eligible Person”) is eligible to receive options under the Stock Option Plan.

The aggregate number of Common Shares from treasury that may be granted under the Stock Option Plan and under all other securities based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant. As a result, any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan, and any exercises of Options will make new grants available under the Stock Option Plan effectively resulting in a re-loading of the number of Options available to grant under the Stock Option Plan.

Subject to disinterested shareholder approval, the maximum number of Options which may be granted to insiders within any one year period or are issuable to insiders at any time, when combined with previous securities based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

The exercise price of Options issued will be determined by the Board at the time of grant, however, the exercise price may not be less than the “market price” (as defined in Company Manual) of the Common Shares at the time the Option is granted, subject to the minimum exercise price allowable by the TSX. Subject to the provisions of the Stock Option Plan and any instrument evidencing such particular Option, an Option may be exercised, in whole or in part, by delivering a written notice of exercise to the Corporation along with payment in by certified cheque, wire transfer or bank draft for the full amount of the purchase price of the Common Shares then being purchased.

The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Board at the time of Option grant provided, however, that the maximum term of any Options granted under the Stock Option Plan is 10 years.

All Options granted pursuant to the Stock Option Plan will be subject to such vesting requirements as may be prescribed by the TSX, if applicable, or as may be imposed by the Board.

An optionee who ceases to be an Eligible Person for any reason, other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired Options held by such optionee for a period of ninety days from the date of cessation (or until the normal expiry date of the Option rights of such optionee, if earlier), subject to extension by the Board and the policies of the TSX.

In the event of a death of the optionee, the optionee’s representative may exercise any vested and unexpired Options held by the optionee for a period ending on the earlier of (a) twelve months from the optionee’s death; and (b) the normal expiry date of such Option. Any extension of the exercise period by the Board is subject to the policies of the TSX.

If an optionee ceases to be an Eligible Person as a result of having been dismissed for cause, all unexercised Options of that optionee under the Stock Option Plan shall immediately terminate.

Options granted under the Stock Option Plan will be non-assignable and non-transferable (subject to the discretion of the Board) by an optionee other than pursuant to the laws of descent and distribution, and such Option shall be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment of Options in relation to capital changes and with regard to a reorganization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The aggregate number and kind of shares available under the Stock Option Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation.

The Stock Option Plan sets out that in the event of a change of control (as set out in the Stock Option Plan), the Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested.

The Board may at any time amend or terminate the Stock Option Plan, but where amended, such amendment is subject to regulatory approval, unless such amendment is intended to reduce the benefiits of the Stock Option Plan to the Eligible Persons.

The information related to the Stock Option Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the Stock Option Plan, which is attached as Schedule “A” hereto.

As of the date of this Information Circular, Options are outstanding to acquire 15,191,155 Common Shares, representing approximately 9.5% of the 159,416,850 currently issued and outstanding Common Shares. As of the date of this Information Circular (subject to TSX filings) there are 520,530 Options available for grant under the Stock Option Plan, representing approximately 0.3% of the currently issued and outstanding Common Shares. The number of Common Shares that are (a) issuable from treasury, at any time; and (b) issued from treasury, within any one year period, to insiders (as defined in the applicable rules of the TSX) of the Corporation under the Stock Option Plan and all other security based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 – Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board is currently comprised of seven directors, four of whom are independent for the purposes of NI 58-101 and three of whom who are not independent.

Norman Inkster, Sharon Ranson, Donald Wright and Jeremy Bergeron are each independent of the Corporation in that they do not have a direct or indirect material relationship with the Corporation or one which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgement. In addition to being directors of the Corporation, Trevor Fencott serves as the Corporation’s President and Chief Executive Officer and Harvey Shapiro serves as the Executive Chair and has a management services agreement with the Corporation whereby he has received in excess of $75,000 from the Corporation in the last 12 months. Avininder Grewal was the former President and Chief Executive Officer of the Corporation (then Cinaport Acquisition Corp. II) up until the time of completion of the Qualifying Transaction. Accordingly, Messrs. Fencott, Shapiro and Grewal are not considered to be independent of the Corporation.

Given that Harvey Shapiro is not considered independent of the Corporation, the Board has provided for the role of a lead independent director (the “Lead Independent Director”). The Lead Independent Director role is currently held by Donald Wright. The primary focus of the Lead Independent Director is to provide leadership to ensure that the Board functions independently of management of the Corporation and non- independent directors and to foster the effectiveness of the Board. The Lead Independent Director’s duties and responsibilities include:

(a)	assisting the Chair in fulfilling his or her responsibilities;

(b)	providing independent leadership to the Board, including assisting the Board in understanding its obligations as a Board and, in particular, the requirement for the Board to operate independently of management;

(c)	in the absence of the Chair, where the Chair has excused himself or herself due to any potential conflict or when the Board determines the Lead Independent Director should do so, chairing meetings of the Board;

(d)	maintaining a liaison between the Chair, chairs of Board committees and the independent directors, particularly on sensitive issues and being available to independent directors who have concerns that cannot be addressed through the executive Chair;

(e)	chairing in camera portions of Board meetings, held in the absence of management and non- independent directors, and meetings of the independent directors;

(f)	at meetings chaired by the Lead Independent Director, performing all appropriate duties requested by the directors and ensuring follow-up action requested and approved is pursued as necessary;

(g)	cooperating with the Chair and management in setting the frequency of Board meetings, and, when he or she deems it necessary, convening meetings of the independent directors, or the full Board with the concurrence of at least one other director;

(h)	providing input to the Chair and the Chief Executive Officer of the Corporation, as applicable, regarding the preparation of Board meeting agendas, and, in the absence of the Chair, preparing agendas of Board meetings and meetings of the independent directors;

(i)	collaborating with the Chair in communicating periodically with chairs of Board committees regarding the activities of their respective committees; and

(j)	performing other functions as may be reasonably requested by the Board or the executive Chair.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Rather, a portion of each meeting is set aside for meetings of the independent directors, if requested. During the course of a Board meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors will request that members of management leave the meeting, and the independent directors then meet in camera. The independent directors communicate with each other on an informal basis throughout the year.

Directorships

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer
Sharon Ranson	Spark Power Corp. Dorel Industries Inc Sprott Inc.
Donald Wright	WildBrain Ltd. (formerly DHX Media Ltd.) GMP Capital Inc. Richards Packaging Income Fund Cinaport Acquisition Corp. III
Avininder Grewal	Cinaport Acquisition Corp. III

Director Attendance

The attendance record of each director for all Board and Board committee meetings held since February 3, 2019 is as follows:

Name of Director	Board Meetings (Attended/Held)		Audit Committee Meetings (Attended/Held)		CGC Committee Meetings (Attended/Held)
Trevor Fencott	8/8	(1)	-		-
Harvey Shapiro	8/8	(1)	-		-
Norman Inkster	8/8	(1)	5/5		5/5
Sharon Ranson	8/8	(1)	5/5		5/5
Donald Wright	8/8		2/3	(2)	2/3	(2)
Avininder Grewal	8/8		-		-
Jeremy Bergeron	4/4	(3)	2/2	(4)	2/2	(4)

Notes:

(1)	Appointed to the Board on February 13, 2019.
(2)	Resigned from the Audit Committee and the CGC Committee on October 15, 2019.
(3)	Appointed to the Board on August 7, 2019.
(4)	Appointed to the Audit Committee and CGC Committee on October 15, 2019.

Mandate of the Board

A copy of the mandate of the Board Mandate is attached to this Information Circular as Schedule “B”.

Position Descriptions

Pursuant to the by-laws of the Corporation, the Board has set out the duties and responsibilities of the Chair, which include:

(a)	presiding at meetings of the Board and, if so appointed by the Board, the shareholders of the Corporation;

(b)	providing leadership to the Board and assisting the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation;

(c)	establishing procedures to ensure that the Board can conduct its work effectively and efficiently;

(d)	ensuring the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

(e)	ensuring the Board is alert to its obligations and responsibilities and fully discharges its duties;

(f)	scheduling meetings of the full Board and work with the chairs of Board committees to coordinate the schedule of meetings for such Board committees;

(g)	communicating periodically with chairs of Board committees, with the assistance of the Lead Independent Director of the Corporation, regarding the activities of their respective committees;

(h)	organizing and presenting agendas for (i) regular or special Board meetings; and (ii) annual and special shareholders’ meetings; in collaboration with the Lead Independent Director and/or the Chief Executive Officer, as the case may be;

(i)	identifying guidelines for the conduct of the directors and encouraging each director to make a significant contribution;

(j)	acting as liaison between the Board and management to ensure that the relationships between the Board and management are conducted in a professional and constructive manner;

(k)	working with the CGC Committee in constituting the Board in accordance with the CGC Committee Mandate and ensuring a proper Board and Board committee structure, including the assignment of Board committee members and chairs;

(l)	other than with respect to any potential conflict of interest, acting as a consultant to the CGC Committee with respect to senior executive compensation matters;

(m)	filing or arranging for the filing of insider reports with securities regulators with respect to transactions in Common Shares; and

(n)	carrying out other duties as requested by the Board as a whole, depending on need and circumstance.

The description of the responsibilities of the chair of each committee of the Board is set out in the applicable mandate or charter, as applicable.

The description of the duties of the Chief Executive Officer is set out in a management services agreement entered into between the Chief Executive Officer of the Corporation and the Corporation which is further directed by ongoing communications between the Board and the Chief Executive Officer.

Orientation and Continuing Education

In addition to introductions to other directors, new Board members receive an information package which includes reports on the Corporation’s operations and results, the Corporation’s policies, Board and Board committee mandates and public disclosure filings by the Corporation. Board committee meetings are sometimes combined with presentations by the Corporation’s management and employees to give the directors of the Corporation additional insight into the Corporation’s business. In addition, management of the Corporation makes itself available for discussion with all Board members. The CGC Committee is responsible for approving director education programs and overseeing the training and orientation of directors. However, each current member of the Board is an experienced director who is aware of his or her responsibility to maintain the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”). The Code is incorporated by reference into, and form an integral part of, this Information Circular. The Code has been filed on and is accessible through SEDAR at www.sedar.com and is also available on the Corporation’s website at https://fireandflower.com/. The Corporation will, upon request made to 150 King Street West, Suite 308, Toronto, Ontario M5H 1J9 Attention: Chief Financial Officer, provide a copy of the Code free of charge to any securityholder of the Corporation. The Code was adopted on February 13, 2019 in connection with the completion of the Qualifying Transaction and since then, no amendments were made to the Code.

The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies comprising the Code. Any material issues regarding compliance with the Code is brought forward by management at either the Board or appropriate Board committee meetings, or are referred to the senior executive officers of the Corporation, as may be appropriate in the circumstances. The Board and/or appropriate committee or senior executive officers determine what remedial steps, if any, are required. Any waivers from the Code that are granted for the benefit of a director or an employee may be granted only by the Board, the CGC Committee or the Audit Committee. No waiver has ever been granted under the Code.

Each director of the Corporation must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Corporation has adopted a Corporate Disclosure Policy, a Social Media Policy, an Insider Trading Policy and a Whistleblower Policy (collectively, the “Policies”). The Corporation will, upon request made to 150 King Street West, Suite 308, Toronto, Ontario M5H 1J9 Attention: Chief Financial Officer, provide a copy of the Policies free of charge to any securityholder of the Corporation. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board (working in conjunction with the CGC Committee) considers: (a) the competencies and skills the Board considers to be necessary for the Board, as a whole to possess; (b) the competencies and skills that the Board considers each existing director to possess; (c) the competencies and skills each new nominee will bring to the Board; and (d) whether each nominee can devote sufficient time and resources to Board member duties, with regard to their diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. Diversity includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise.

The Corporation does not have a separate nominating committee, but rather the CGC Committee Mandate specifically sets out variables for director nominations to encourage an objective nomination process. The CGC Committee is responsible for establishing and recommending to the Board qualification criteria for the selection of new directors to serve on the Board and for implementing a procedure to reasonably identify, with as much advance notice as practicable, impending vacancies on the Board, so as to allow sufficient time for recruitment and introduction of proposed nominees to existing members of the Board.

Compensation

The CGC Committee is currently composed entirely of independent directors. For a description of the CGC Committee Mandate, see “Statement of Executive Compensation – Compensation Governance – CGC Committee Mandate”.

Other Board Committees

In addition to the Audit Committee and the CGC Committee, the Corporation may also from time to time convene a special committee to assess potential business combinations and potential alternatives thereto and to provide the Board with advice and a recommendation in respect of same.

Assessments

At intervals which the CGC Committee considers appropriate, the CGC Committee will evaluate the performance of (a) individual directors; (b) the Board; and (c) Board committees. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The CGC Committee may make recommendations to the Board for improving the Board’s effectiveness and will discuss annually with the full Board its effectiveness. Furthermore, the CGC Committee will annually review and make recommendations to the Board regarding retainers and fees paid to members of the Board and in so doing, the CGC Committee may take into consideration the relative responsibilities of members of the Board serving on committees of the Board.

Director Term Limits and Other Mechanisms of Board Renewal

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting of Shareholders, or until a successor is appointed or elected, and will be eligible for re-election. Nominees will be nominated by the CGC Committee, in each case for election by Shareholders as directors in accordance with the provisions of the Corporation’s constating documents and applicable corporate and securities laws. All nominees who are nominated by the CGC Committee will be included in the proxy-related materials to be sent to Shareholders prior to each annual meeting of Shareholders. The Corporation has not adopted term limits for the directors or other mechanisms of Board renewal. The CGC Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The CGC Committee and the Board also recognize that a director’s experience and knowledge of the Corporation’s business is a valuable resource. Accordingly, the Board believes that the Corporation and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Board and Management Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board.

The Board has adopted a written policy regarding diversity on the Board and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. By bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, the Corporation believes that it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading cannabis retailer.

For the purposes of Board composition and composition of the team of executive officers, diversity includes, but is not limited to, gender, ethnicity, aboriginal status, physical disabilities and age. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions.

The Board believes that director nominees and executive officer appointments should be made on the basis of the appropriate experiences, skills and characteristics of individual candidates and the requirements of management and the Board at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives. The Corporation seeks to achieve a target of not less than 30% women on the Board. Consideration of opportunities for representation of members of Designated Groups (as defined in the Employment Equity Act) other than women is also an important consideration in the longer term planning of the Corporation’s diversity strategy. The CGC Committee will evaluate and assess candidates for Board nominations with regard to achieving a representative understanding of issues unique to Designated Groups. Specific targets for participation by members of Designated Groups other than woman are not currently set.

The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives; however, due to the relatively small size of the Corporation’s executive leadership, the Corporation has not adopted targets regarding the representation of women in executive officer positions. However, the CGC Committee will seek to include women and other members of Designated Groups in the short list of candidates being considered for executive officer positions. The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code.

One of the seven (representing 14%) nominees to the Board is a woman. One of the five (representing 20%) executive officers of the Corporation, including all major subsidiaries (as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions), is a woman.

AUDIT COMMITTEE

Audit Committee

The Audit Committee is currently comprised of three individuals, all of whom are financially literate. The current members of the Audit Committee are Sharon Ranson (Chair), Norman Inkster and Jeremy Bergeron. Each member of the Audit Committee is considered independent under National Instrument 52- 110 – Audit Committees (“NI 52-110”). For a summary of the relevant education and experience of the members of the Audit Committee, see “Statement of Executive Compensation – Compensation Governance – CGC Committee”.

Reliance on Certain Exemptions

At no time since February 3, 2019 has the Corporation relied on the exemptions in Section 2.4 of NI 52- 110 (De Minimis Non-audit Services), in Section 3.2 of NI 52-110 (Initial Public Offerings), in Section 3.4 of NI 52-110 (Events Outside Control of Members), in Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance on Exemption in Subsection 3.2(2) or Section 3.6

At no time since February 3, 2019 has the Corporation relied on the exemption in Section 3.3(2) of NI 52- 110 (Controlled Companies), or the exemption in Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since February 3, 2019 has the Corporation relied on the exemption in Section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

Since the commencement of the Corporation’s more recently completed financial year, each of the Audit Committee’s recommendations to nominate or compensate an external auditor have been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has, within the charter of the Audit Committee, adopted specific responsibilities and duties regarding the provision of services by the Corporation’s external auditors, currently PwC. Any non- audit services must be submitted to the Audit Committee for review and approval.

External Auditor Service Fees (by category)

The following table provides information about the fees billed to the Corporation, respectively, for professional services rendered by the Corporation’s auditors during the fifty-two weeks ended February 1, 2020 and the period from March 1, 2018 to February 2, 2019, respectively, and were paid be payable for services in the year indicated:

Category	52 Weeks Ended February 1, 2020	March 1, 2018 to February 2, 2019
Audit fees(1)	$238,740	$11,470
Audit related fees(2)	Nil	Nil
Tax fees(3)	$22,000	$2,000
All other fees(4)	Nil	Nil
Total(5)	$260,740	$13,470

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the annual audit and quarterly reviews of the Corporation’s consolidated financial statements as well as services provided in connection with statutory and regulatory filings. Fees are inclusive of CPAB levy charged.
(2)	Audit-related fees are for services that are reasonably related to the performance of the audit or reviews by the Corporation’s auditors.
(3)	Tax fees are for tax compliance, tax planning and tax advice.
(4)	All other fees are for professional services performed by the Corporation’s auditors that do not fall into any of the categories above.
(5)	These fees only represent professional services rendered and do not include any out-of-pocket disbursements charged by the Corporation’s auditors. These additional costs are not material as compared to the total professional services fees for each year.

Further Information

For further information regarding the Audit Committee, see the sections entitled “Committees – Audit Committee” and “Committees – Pre-Approval Policies and Procedures of Non-Audit Services” in the Corporation’s annual information form for its fifty-two weeks ended February 1, 2020 (the “AIF”) as well as Schedule “A” to the AIF (collectively, the “AIF Audit Committee Disclosure”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Information Circular. The AIF is accessible through SEDAR at www.sedar.com and is also available on the Corporation’s website at https://fireandflower.com/. The Corporation will, upon request made to 150 King Street West, Suite 308, Toronto, Ontario M5H 1J9 Attention: Chief Financial Officer, provide a copy of the AIF free of charge to any securityholder of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, each proposed nominee for election as a director, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting other than the election of directors, the appointment of auditors, the approval of the Conversion Resolution and the approval of the Interest Settlement Resolution. Certain directors and officers of the Corporation, and their affiliates, own or control, directly or indirectly, Common Shares. See “Matters to be Acted on at the Meeting – Election of Directors”. All of the directors and officers may receive Options pursuant to the Stock Option Plan. See “Matters to be Acted on at the Meeting – Approval of the Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, and no proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee: (a) is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or (b) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since February 3, 2019 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of this Information Circular, an “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; or (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation that has purchased redeemed or otherwise acquired any of its securities for so long as it holds any of its securities.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the next annual meeting of Shareholders must be submitted to the Corporation at its registered office on or before the date that is at least 90 days prior to the anniversary date of the notice of meeting that was sent to Shareholders in connection with the previous annual meeting of Shareholders to be considered for inclusion in the management information circular for the next annual meeting of the Shareholders. Shareholder proposals need be recognized only if made in accordance with the foregoing procedure, the provisions of the CBCA and the Corporation’s by-laws.

In accordance with the CBCA, shareholder proposals must be received by February 10, 2021, to be considered for inclusion in the management information circular for the Corporation’s 2021 annual meeting of Shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is filed on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s audited consolidated financial statements as at February 1, 2020, the report of the auditors’ thereon and the accompanying management’s discussion and analysis (“MD&A”). Securityholders of the Corporation may request the Corporation’s financial statements and MD&A by contacting the Corporation at 150 King Street West, Suite 308, Toronto, Ontario M5H 1J9, telephone number: 780-540-7518. Copies of documents will be provided free of charge to securityholders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or company who is not a securityholder of the Corporation, who requests a copy of any such document.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular and the sending of it to each director of the Corporation, to the auditors of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the Board.

DATED at Toronto, Ontario this 11th day of May, 2020.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director

Schedule “A”

STOCK OPTION PLAN

Amended and Restated Stock Option Plan

Fire & Flower Holdings Corp.

(the “Company”)

ARTICLE 1

PURPOSE AND INTERPRETATION

Purpose

1.1	The purpose of this amended and restated stock option plan (the “Plan”) is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with TSX Policies (as defined herein) and any inconsistencies between this Plan and the TSX Policies will be resolved in favour of the latter. This Plan supersedes all other plans of the Company approved by the Board (as defined herein) including the incentive stock option plan approved by the Board on February 13, 2019.

Definitions

1.2	In this Plan

(a)	Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

(b)	Associate has the meaning set out in the Securities Act;

(c)	Black-out Period means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or when in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with a company’s insider-trading policy or applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider, is subject);

(d)	Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

(e)	Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)	any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or;

(ii)	any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company;

(f)	Common Shares means the common shares without par value in the capital of the Company providing such class is listed on the TSX;

(g)	Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;

(h)	Consultant means an individual or Consultant Company, other than an Employee, Officer or Director that for an initial, renewable or extended period of twelve months or more:

(i)	provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)	provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)	has a relationship with the Company or an Affiliate of the Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

(i)	Consultant Company means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(j)	Directors means the directors of the Company as may be elected from time to time;

(k)	Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Common Shares beneficially owned (directly or indirectly) by Insiders;

(l)	Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

(m)	Effective Date for an Option means the date of grant thereof by the Board;

(n)	Employee means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)	an individual who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(o)	Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(p)	Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(q)	Insider means an insider as defined in the TSX Policies or as defined in securities legislation applicable to the Company;

(r)	Insider Participation Limit has the meaning set out in Section 2.6;

(s)	Management Company Employee means an individual employed by a Consultant providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company;

(t)	Market Price has the meaning assigned by Part I – Interpretation of the TSX Policies;

(u)	Officer means a Board appointed officer of the Company;

(v)	Option means the right to purchase Common Shares granted hereunder to a Service Provider;

(w)	Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A attached hereto;

(x)	Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

(y)	Optionee means the recipient of an Option hereunder;

(z)	Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(aa)	Participant means a Service Provider that becomes an Optionee;

(bb)	Person includes a company, any unincorporated entity, or an individual;

(cc)	Plan has the meaning set out in Section 1.1;

(dd)	Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in Section 2.2;

(ee)	Regulatory Approval means the approval of the TSX and any other securities regulatory authority that has lawful jurisdiction over the Plan and any Options issued hereunder;

(ff)	Securities Act means the Securities Act (Ontario) (as amended from time to time) or any successor legislation;

(gg)	Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant or Company Consultant, and also includes a company, 100% of the share capital of which is beneficially owned by one or more Service Providers;

(hh)	Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

(ii)	Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders’ meeting;

(jj)	Take Over Bid means a take over bid as defined in National Instrument 62-104 – Take- over Bids and Issuer Bids or the analogous provisions of securities legislation applicable to the Company;

(kk)	TSX means the Toronto Stock Exchange and any successor thereto; and

(ll)	TSX Policies means the rules and policies of the TSX as amended from time to time.

Other Words and Phrases

1.3	Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Policies, will have the meaning assigned to them in the TSX Policies.

Gender

1.4	Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

ARTICLE 2

SHARE OPTION PLAN

Establishment of Share Option Plan

2.1	The Plan is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2	The aggregate number of Common Shares from treasury that may be granted under the Plan and under all other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant.

Eligibility

2.3	Options to purchase Common Shares may be granted hereunder to Service Providers of the Company, or its affiliates, from time to time by the Board.

Options Granted Under the Plan

2.4	All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5	Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6	Subject to obtaining Disinterested Shareholder Approval, the number of the listed Outstanding Shares:

(a)	issued to Insiders within any one year period; and

(b)	issuable to Insiders, at any time,

under the Plan, or when combined with all other previous Share Compensation Arrangements, can not exceed 10% of the listed Outstanding Shares (the “Insider Participation Limit”).

Options Not Exercised

2.7	In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issuance.

Powers of the Board

2.8	The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)	allot Common Shares for issuance in connection with the exercise of Options;

(b)	grant Options hereunder;

(c)	subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Policies; and

(d)	delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Amendment of the Plan by the Board of Directors

2.9	Subject to the requirements of the TSX Policies and the prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, amend or modify the Plan or any Option granted as follows:

(a)	make amendments which are of a typographical, grammatical or clerical nature only;

(b)	change the vesting provisions of an Option granted hereunder, subject to prior written approval of the TSX, if applicable;

(c)	change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(e)	if the Company becomes listed or quoted on a stock exchange or stock market other than the TSX, make such amendments as may be required by the policies of such stock exchange or stock market;

(f)	reduce the Exercise Price of an Option that does not benefit an Insider;

(g)	extend the term of an Option that does not benefit an Insider; and

(h)	make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers.

The list set out in this Section 2.9 is not an exhaustive list.

Options Granted Under the Company’s Previous Share Option Plans

2.10	Notwithstanding Section 2.9 or any other provision herein, specific Shareholder Approval is required for:

(a)	a reduction in the Exercise Price of an Option benefiting an Insider;

(b)	an extension of the term of an Option benefiting an Insider;

(c)	any amendment to remove or to exceed the Insider Participation Limit;

(d)	an increase to the aggregate number of Plan Shares that may be reserved for issuance under the Plan as set out in Section 2.2; and

(e)	amendments to any amending provision of the Plan.

For the purposes of Subsection 2.10(a), (b) and (c), if the Company cancels Options held by Insiders, or held by non-Insiders where the amendment provision does not permit such amendment, and then re-grants those Options under different terms, Shareholder Approval will be required under such grant unless the re-grant occurs at least three months after the related cancellation.

For the purposes of Subsection 2.10(a), (b) and (c), the votes of securities held directly or indirectly by Insiders benefiting directly or indirectly from the amendment must be excluded.

In addition to the above exclusions, for Subsection 2.10(e) where the amendment will disproportionately benefit one or more Insiders over other Participants, the votes of securities held directly or indirectly by those Insiders receiving the disproportionate benefit must be excluded.

Options Granted Under the Company’s Previous Share Option Plans

2.11	Any option granted pursuant to a stock option plan previously adopted by the Board which is outstanding at the time this Plan comes into effect shall be deemed to have been issued under this Plan and shall, as of the date this Plan comes into effect, be governed by the terms and conditions hereof.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1	The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Market Price.

Term of Option

3.2	An Option can be exercisable for a maximum of 10 years from the Effective Date.

Vesting of Options

3.3	Vesting of Options shall be at the discretion of the Board and, with respect to any particular Options granted under the Plan, in the absence of a vesting schedule being specified at the time of grant, all such Options shall vest in accordance with the following schedule:

(a)	1/3 on the date that is one year from the Effective Date: and

(b)	1/36 each month thereafter.

Where applicable, vesting of Options will generally be subject to:

(c)	the Service Provider remaining employed by or continuing to provide services to the Company or any of its Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its Affiliates during the vesting period; or

(d)	the Service Provider remaining as a Director of the Company or any of its Affiliates during the vesting period.

Effect of Take-Over Bid

3.4	If a Take Over Bid is made to the shareholders generally then the Company shall immediately upon receipt of notice of the Take Over Bid, notify each Optionee currently holding an Option of the Take Over Bid, with full particulars thereof whereupon such Option may, notwithstanding Section 3.3 or any vesting requirements set out in the Option Commitment, be immediately exercised in whole or in part by the Optionee, subject to approval of the TSX for vesting requirements imposed by the TSX Policies, if applicable.

Acceleration of Vesting on Change of Control

3.5	In the event of a Change of Control occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control.

Extension of Options Expiring During Blackout Period

3.6	Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall, subject to any requisite regulatory approval, be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth (10th) Business Day to be considered the Expiry Date for such Option for all purposes under the Plan.

Optionee Ceasing to be Director, Employee or Service Provider

3.7	Options may be exercised after the Service Provider has left his/her employ/office or has been advised by the Company that his/her services are no longer required or his/her service contract has expired, until the term applicable to such Options expires, except as follows:

(a)	in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b)	an Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, and only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company; and

(c)	in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Non Assignable

3.8	Subject to Section 3.7(a) and the discretion of the Board, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.9	The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)	in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)	in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)	in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)	in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, arrangement, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, arrangement, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 3.9;

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f)	the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this Section 3.9, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)	if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this Section 3.9, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Toronto, Ontario (or in the city of the Company’s principal executive office) that the Company may designate and who will be granted access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4

COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1	Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof, including any additional requirements contemplated with respect to the payment of required withholding taxes on behalf of Optionees.

Manner of Exercise

4.2	An Optionee who wishes to exercise his, her or its Options may do so by delivering:

(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)	a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired, plus any required withholding tax amount subject to Section 4.3.

Tax Withholding and Procedures

4.3	Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in Section 4.2 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

Delivery of Optioned Shares and Hold Periods

4.4	As soon as practicable after receipt of the notice of exercise described in Section 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares. In accordance with applicable laws, the certificate or instrument representing the Optioned Shares or written notice in the case of uncertificated shares may bear a restrictive legend.

ARTICLE 5

GENERAL

Employment and Services

5.1	Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee is voluntary.

No Representation or Warranty

5.2	The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of each Participant and not the Company.

Interpretation

5.3	The Plan will be governed and construed in accordance with the laws of the Province of Ontario.

Continuation of Plan

5.4	The Plan will become effective from and after November 19, 2019, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval not less than every three (3) years.

Amendment of the Plan

5.5	The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

Approved by the Board on October 15, 2019.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this            day of,                           ,                 (the “Effective Date”) FIRE & FLOWER HOLDINGS CORP. (the “Company”) has granted to                                                                            (the “Optionee”), an Option to acquire        Common Shares (“Optioned Shares”) up to 5:00 p.m. Toronto Time on the                   day of,                          ,                     (the “Expiry Date”) at an Exercise Price of Cdn$                                 per share.

Optioned Shares are to vest immediately.

OR

Optioned Shares will vest [INSERT VESTING SCHEDULE AND TERMS]

The Option shall expire                      days after the Optionee ceases to be employed by or provide services to the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and form part hereof.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price. A certificate, or written notice in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and may in accordance with applicable laws bear a restrictive legend.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Service Provider (as defined in the Plan), entitled to receive Options under TSX Policies.

The Optionee also acknowledges and consents to the collection and use of the Optionee’s name, address, relationship with the Company and the terms of the Option contemplated herein by the Company, the TSX and any regulatory authority.

FIRE & FLOWER HOLDINGS CORP.

Authorized Signatory

[insert name of optionee]

Signature of Optionee

SCHEDULE B

TO STOCK OPTION PLAN

Fire & Flower Holdings Corp.

150 King Street West, Suite 308,

Toronto, ON M5H 1J9

Re: Employee Stock Option Exercise

Attn: Stock Option Plan Administrator, Fire & Flower Holdings Corp. (the “Company”)

This letter is to inform Fire & Flower Holdings Corp. that I,                                                                             , wish to exercise                  options, at                    per share, on this                    day of,                                        , 20                   .

Payment issued in favour of Fire & Flower Holdings Corp. for the amount of $                              will be forwarded, including withholding tax amounts.

Please register the share certificate in the name of:

Name of Optionee: ____________________________________________________________________

Address: ___________________________________________________________________________

__________________________________________________________________________________

Please send share certificate to:

Name: ____________________________________________________________________________

Address: __________________________________________________________________________

__________________________________________________________________________________

Sincerely,

Signature of Optionee	Date	SIN Number (for T4)

Schedule “B”

BOARD MANDATE

1.	INTRODUCTION

1.1	The board of directors (the “Board”) of Fire & Flower Holdings Corp. (the “Company”) is elected by the shareholders of the Company and is responsible for the stewardship of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board as well as some of the policies and procedures the Board will adopt in discharging its duties and responsibilities.

2.	ROLE AND RESPONSIBILITIES OF THE BOARD

2.1	The role of the Board is to represent the shareholders of the Company, enhance and maximize shareholder value and conduct the business and affairs of the Company ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company. The responsibilities of the Board include:

●	adopting a strategic planning process;

●	identifying risks to the business of the Company and ensuring that appropriate procedures are in place for risk management;

●	reviewing, approving and monitoring annual operating plans and budgets;

●	mandating a culture of corporate social responsibility, ethics and integrity including satisfying itself as to the integrity of the executive officers of the Company and that those executive officers create a culture of integrity throughout the organization;

●	providing for succession planning, including the appointment, training and supervision of management;

●	monitoring financial reporting, including the adequacy of internal controls and management information systems;

●	supervising corporate disclosure and communications;

●	adopting measures for receiving feedback from stakeholders; and

●	adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

2.2	The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and will supervise such senior officers.

2.3	The Board may delegate certain matters within its scope of responsibility to Board committees, presently consisting of the Audit Committee and CGC Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

3.	STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT

3.1	The Board will adopt a strategic planning process to establish objectives and goals for the Company’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

3.2	The Board, in conjunction with management, will identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

4.	CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

4.1	The Board will provide leadership to the Company in support of its commitment to Corporate Social Responsibility, set the ethical tone for the Company and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management of the Company and all of its subsidiaries and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

5.	SUCCESSION PLANNING, APPOINTMENT, SUPERVISION AND COMPENSATION

5.1	The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of the Company and its subsidiaries, and will also approve the compensation of the Chief Executive Officer and the other senior officers of the Company and its subsidiaries.

6.	DELEGATIONS AND APPROVAL AUTHORITIES

6.1	The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of the Company. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

7.	MONITORING OF FINANCIAL REPORTING AND MANAGEMENT

7.1	The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all capital investments, equity financings, borrowings and all annual operating plans and budgets.

7.2	The Board will adopt procedures to ensure the integrity of internal controls and management information systems for the Company and all of its subsidiaries to ensure compliance with all applicable laws, rules and regulations, and to prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, fraud against the Company or any of its subsidiaries and violations of its code of business conduct and ethics.

8.	CORPORATE DISCLOSURE AND COMMUNICATIONS

8.1	The Board will ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board will adopt procedures to ensure the Board receives feedback from security holders on material issues.

9.	REVIEW OF MANDATE

9.1	The Board will annually review and assess the adequacy of this Mandate.

Approval Date:	February 13, 2019

Approved by:	Board of Directors